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SEC FILE NUMBER
8-68658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BMI Capital International LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Fifth Avenue, Floor 22
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert H. Trapp	202-813-2915	rtrapp@bmicapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert H. Trapp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BMI Capital International LLC, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature] Sukhdev Singh
Notary Public 09/15/23

SUKHDEV SINGH
Notary Public, State of New York
No. 01SI6240976
Qualified in Queens County
Comission Expires May 09, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BMI CAPITAL INTERNATIONAL LLC
REPORT PURSUANT TO RULE 17A-5(d)
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental exemption report (bound separately) have been filed simultaneously herewith as a Public Document.

BMI CAPITAL INTERNATIONAL LLC

TABLE OF CONTENTS



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of BMI Capital International LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMI Capital International LLC (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
September 22, 2023

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS

Cash	$ 122,171
Due from Member	6,000
Other assets	8,861
Total Assets	$ 137,032

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Equity subordinated loans	$ 200,000
Federal SBA loan	64,898
Accounts payable, accrued expenses and other liabilities	5,947
Total Liabilities	270,845
Members' Equity (Deficit)	(133,813)
Total Liabilities and Members' Equity (Deficit)	$ 137,032

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
June 30, 2023

NOTE 1 – <u>ORGANIZATION AND NATURE OF THE BUSINESS:</u>

BMI Capital International LLC (the "Company"), a limited liability company, was originally organized in the State of Texas on June 15, 2012 as Morris Energy Advisors , Inc. and later converted their entity type and name in 2013 to Pretiosa Metalla LLC. The Company now operates its business from New York, New York as BMI Capital International LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides investment banking services in the global capital market for lower mid-market and small-cap companies.

NOTE 2 - <u>SIGNIFICANT ACCOUNTING POLICIES:</u>

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("Generally Accepted Accounting Principles", or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition:</u>

Investment banking success fees amounted to $162,600 for the year ended June 30, 2023, consisting wholly of fees from M&A advisory services. This revenue did not consist of any open contracts or deferred expenses.

The Company earns fees from Private placement services and its other services according to the terms of written engagement agreements with customers seeking a merger, acquisition, sale, or investment banking structuring. These agreements provide for various billing arrangements, such as initial and on-going retainers as well as success fees upon the closing of a transaction.

The Company continues to recognize revenues in accordance with the Financial Accounting Standards Board ("FASB") standard: *Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606").*

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Revenue Recognition (continued):

The Company's revenue recognition policies under *ASC Topic 606* have the following principles:

1. A valid contract is approved by both parties, who are committed to its completion.
2. The Company identifies its performance obligations under the contract terms.
3. The Company allocates its revenue under the contract among its performance obligations.
4. As the Company satisfies its performance obligations under the contract, it recognizes the associated revenue amount, subject to collection being received or reasonably assured.
5. Customer billings made in accordance with contract terms may differ in timing from the appropriate revenue recognition amount, in which case the Company records an asset or liability balance to properly state revenues in accordance with ASC Topic 606.

The Company recognizes Commissions expense and any other direct contract costs in the same accounting period as the related revenues.

Guarantees:
The Company had no guarantees, as defined by FASB ASC 460, Guarantees, as of June 30, 2023 or for the year then ended.

Accounts Receivable:
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. There were no Accounts Receivable as of June 30, 2023.

Promotion Costs:
The Company expenses promotion costs as incurred.

Income Taxes:
The Company, with the consent of its Members, has elected to be a limited liability company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal or State Income Taxes is included in these financial statements.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2023, no examinations have been initiated by any of the taxing authorities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Equipment:

Equipment is stated at cost less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. At June 30, 2023 the equipment was fully depreciated.

NOTE 3 – CASH:

The Company holds its cash only at one large federally insured U.S. bank.

NOTE 4 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities Exchange Act of 1934's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $51,326 at June 30, 2023, which was in excess of its required net capital of $5,000 by $46,326. The ratio of aggregate indebtedness to net capital at June 30, 2023 was 1.38 to 1.

NOTE 5 – FEDERAL SBA LOAN:

The Company signed the loan documents under the SBA Economic Injury Disaster Loan ("EIDL") of the CARES Act on June 13, 2020 and received the loan proceeds of $68,000 on June 23, 2020. The receipt of these funds was dependent on the Company having initially qualified for the loan.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to working capital needs (as defined in the CARES Act) of the Company that, while permitted, would not result in forgiveness of a corresponding portion of the loan.

$64,898 of the loan was aggregate indebtedness of the Company at June 30, 2023. It is a 3.75% annual interest loan with monthly payments having started June 2021. There are no prepayment penalties on the loan. $2,465 of interest on the loan was paid for the year ended June 30, 2023. The loan matures in June 2050.

NOTE 6 – EQUITY SUBORDINATED LOANS:

The Company received two equity subordinated loans from DSS Financial Management, Inc. (an affiliate of equity member DSS Securities, Inc. [Note 7]) during the year ended June 30, 2023. These loans total $200,000 and count fully toward the Company's net capital. Each loan (August 29, 2022, and May 8, 2023) is for $100,000. The annual interest rate on the August 2022 loan is 8% and is paid monthly. The annual interest rate on the May 2023 loan is Wall Street Journal Prime plus 2% and is paid monthly. These loans mature on August 29, 2025, and May 8, 2026, respectively.

NOTE 7 – MEMBERS' EQUITY (DEFICIT):

BMI Financial Group Inc. owns 75.1% of the Company. DSS Securities, Inc. (a Nevada corporation) purchased 24.9% of the Company during the year ended June 30, 2021.

NOTE 8 – OPERATING LEASES:

In January 2020 the Company entered an office sharing agreement with another New York City broker-dealer which results in no lease expenses for the Company, and therefore did not incur lease expenses for the year ended June 30, 2023.

The Company has adopted ASC Topic 842 *Leases*. Since the Company has only historically used short-term leases, ASC Topic 842 has not had a material impact on its financial statements taken as a whole, and is not expected to have a material impact going forward.

NOTE 9 – CONCENTRATION:

During the year ended June 30, 2023, the Company conducted M&A advisory services for five clients amounting to approximately 33%, 31%, 31%, 3% and 2% of its Investment banking revenues, respectively.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions subsequent to the date of the statement of financial condition through the date these financial statements were available to be issued ("issuance date") for matters requiring recognition or disclosure in these financial statements.

Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 11 – **COMMITMENTS AND CONTINGENCIES**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of June 30, 2023, or during the year then ended.

NOTE 12 – **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:**

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended June 30, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 13 – **RELATED PARTIES:**

The Company advances funds on an as-needed basis to related party BMI Financial Group Inc. These advances are non-interest-bearing and are payable on demand. Such balance has been classified as Due from Member in the accompanying statement of financial condition.

The Company extends funds to related party BMI Funding Inc. for the purposes of technology services. These funds have been recorded as Communications & technology expenses for the year ended June 30, 2023. The total paid to BMI Funding Inc. was $1,000 for the year ended June 30, 2023.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

On May 7, 2020 the Company loaned $6,000 to related party BMI Financial Group Inc. There is no maturity on this loan.